Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

FutureGen Technologies Inc.
20423 State Rd 7 Ste F6, 356
Boca Raton, FL 33498
https://futuregenrobotics.com

Up to $1,070,000.00 in Common Stock at $5.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: FutureGen Technologies Inc.
Address: 20423 State Rd 7 Ste F6, 356, Boca Raton, FL 33498
State of Incorporation: DE
Date Incorporated: June 21, 2021

Terms:

Equity

Offering Minimum: $10,000.00 | 2,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 214,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $5.00
Minimum Investment Amount (per investor): $250.00

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives*

All investors get early access to new products, new product versions, and early access to product features. Additionally, from time to time, we may ask for investor input for business activities like new product names or helping decide on which new product to bring to market next.

Time-Based Perks:

Invest in the first week and receive 15% Bonus Shares

Invest in the next two weeks and receive 10% Bonus Shares

Invest in the following week to receive 5% Bonus Shares

Amount-Based Perks:

Invest $1,000 and receive 5% Bonus Shares

Invest $2,500 and receive 10% Bonus Shares

Invest $5,000 and receive 15% Bonus Shares

Invest $10,000 and receive 17% Bonus Shares

Invest $50,000 and receive 20% Bonus Shares

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

FutureGen Technologies Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5 / share, you will receive 10 additional shares, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

FutureGen Technologies Inc. is the parent company of FutureGen Robotics LLC, which is a wholly owned subsidary and the operating entity. The companies' business is developing state-of-the-art, industry game-changers in the mobile robotics, AI, and IoT industries. The company currently sells its SmartMow robot lawnmower direct-to-customer via its website SmartMow.com to homeowners with large yards. FutureGen is also developing a FloorBot to clean large floors and has an active contract with a

major airline for passive equipment tracking with its AI software. Additionally, FutureGen is developing the Autonomous Underwater Cargo Transport (AUCT) for logistics; the mechanical design is complete and ready for the prototype.

Funds from FutureGen Technologies Inc. will be loaned to FutureGen Robotics LLC, and then, FutureGen Robotics LLC will repay the loan. FutureGen Robotics LLC's profits will flow up to FutureGen Technologies Inc. as well.

Competitors and Industry

FGR's competitors include other robot lawn mower manufacturers, bulldog power scrubbers, and other IoT Asset tracking companies.

Statistics from the IBIS World Landscaping Services Industry Report show that the landscape services industry has a market size of $105.1 billion in 2021. The industry employs more than 1 million people and represents 604,163 landscaping service businesses, an increase of 4.9 percent from 2020. (Source: National Association of Landscape Professionals)

The global industrial and commercial floor scrubbers market size was valued at USD 3.66 billion in 2019 and is expected to grow at a compound annual growth rate (CAGR) of 5.1% from 2020 to 2027. (Source: Grand View Research)

Global asset tracking market will reach $55.1B by 2026, growing at 17.1% CAGR. Global asset tracking market for AI-embedded devices to grow at 33% through 2026. While fleet comprises over 80% of the market, non-fleet asset tracking is growing 18% faster. Asset tracking solutions are becoming increasingly more attractive for sub-$1,000 book value. (Source: Research and Markets)

Current Stage and Roadmap

Current Stage

In 2020, FutureGen Robotics's facilities were closed due to COVID-19 restrictions. During the closure, FGR gained more expertise in Artificial Intelligence. FGR also started upgrading the SmartMow robot lawnmower to the Elite version. In 2021, FGR was accepted to the Nvidia Inception Accelerator Program and has secured a customer contract to build a state-of-the-art robot for intralogistics.

Future Roadmap

FutureGen Robotics continuously develops and improves its product's technology. The SmartMow Elite product line launches in 2021 and carries major functionality and quality upgrades. The FGR FloorBot is in development and is planned to be released in 2022, The AUCT is planned for 2023. The major airline contract is expected to restart after a COVID delay also in Q1 of 2022. FutureGen Technologies also routinely competes for government contracts and B2B consulting contracts.

The Team

Officers and Directors

Name: Michael Letsky

Michael Letsky's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, CTO, CFO, President, Secretary, and Director
  Dates of Service: June 21, 2021 - Present
  Responsibilities: Makes major decisions to grow the company. Designs and develops new products. Mr. Letsky currently receives sales commissions.

Other business experience in the past three years:

- **Employer:** FutureGen Robotics LLC
  Title: CTO
  Dates of Service: October 17, 2017 - Present
  Responsibilities: New product development

Other business experience in the past three years:

- **Employer:** Let's Go Last Mile LLC
  Title: Co-owner
  Dates of Service: July 01, 2018 - Present
  Responsibilities: Responsibilities related to being a co-owner of a real estate holding company.

Other business experience in the past three years:

- **Employer:** Nitimini LLC
  Title: Co-owner
  Dates of Service: October 01, 2017 - Present
  Responsibilities: Responsibilities related to being a co-owner of a woman-owned small business designed to make hiring decisions faster and more human.

Other business experience in the past three years:

- **Employer:** Telit
  Title: Sales Engineer
  Dates of Service: January 01, 2018 - December 01, 2018
  Responsibilities: Assisted sales executives with the technical aspect of sales calls. Authored proposals for new business. Connected new customer devices to the internet in order to facilitate sales. DeviceWise Software, DeviceWise IoT Portal, Cloud Trigger developer.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering common stock in the amount of up to $1.07M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing robotic products, such as a robotic lawnmower. Our revenues are therefore dependent upon that market.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our robot lawn mower. Delays or cost overruns in the development of our robot lawn mower and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash

remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that mobile robots and AI software is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns four, patents, trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers'

operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on FutureGen Technologies Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on FutureGen Technologies Inc. could harm our reputation and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Michael Letsky	7,000,000	Common Stock	100.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 214,000 of Common Stock.

Common Stock

The amount of security authorized is 100,000,000 with a total of 7,000,000 outstanding.

Voting Rights

1 vote per share.

Material Rights

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity

Final amount sold: $0.00
Number of Securities Sold: 7,000,000
Use of proceeds: in exchange for the consideration of 100% membership interests in FutureGenRobotics, LLC, transferable only on the books of the Corporation by the holder, in person, or by duly authorized attorney, upon delivery of a properly endorsed stock power.
Date: June 21, 2021
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020, compared to the year ended December 31, 2019

Revenue

Revenue for the fiscal year 2020 was $0, a decrease of 100% compared to the fiscal year 2019 revenue of $48,360. The decrease in revenue was a result of the worldwide coronavirus pandemic that resulted in the major airline deferring activity on the contract as well as government policies that closed our SmartMow robot lawnmower manufacturing plant.

We believe that the U.S. is the most important market for us to demonstrate success with the robot lawnmower product category, as we received many calls for our SmartMow product, so we spent the vast majority of our efforts in 2020 upgrading the SmartMow technology to include camera vision and began development on the FGR Floorbot product.

Cost of Revenues

The cost of revenues in 2020 was $454, a decrease of approximately $8,899, from costs of $9,353 in the fiscal year 2019. The reduction was largely due to an increase in higher-margin direct-to-consumer sales, a reduction in lower-margin social media

sales.

Gross Margins

2020 gross profit decreased by $39,461 over 2019 gross profit, and gross margins as a percentage of revenues decreased from 80% in 2019 to 0% in 2020. This reduction of performance was caused by a worldwide pandemic that reduced US and International sales.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, research and development expenses, and expenses of FutureGenRobotics LLC. Expenses in 2020 increased by $19,927 from 2019. Specifically, product development expenses increased from $7,811 to $10,736, and general and administrative expenses increased from $17,935 to $34,937.

Approximately $5,000 of this increase was due to increased compensation and benefits costs. The Company also hired two freelancers in 2020 for product development.

Historical results and cash flows:

The Company is currently in the growth stage and revenue-generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because of increased demand for products and the reactivation of service contracts. Past cash was primarily generated through revenues from engineering services and government grants. Our goal is to surpass $300K in annual gross revenue within the next 12 months. Historical cash flows do not represent increased product demand of current and new products or the reengagement of our major airline contract.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

FGR's current cash balance is approximately $98,310 as of August 19, 2021 and is generating income from consulting services at a rate of $12K per month. Product sales of SmartMow to date has generated approximately $4,000.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

As of August 19, 2021, the funds of this campaign are important for FGR to scale aggressively. FGR currently has approximately $98,310 in capital resources available.

The cash balance is derived from SBA loans ($54,100), services contract (~$46,000), and a SmartMow product sale ($3,900).

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Funds of this campaign are not necessary to the viability of the company, FGR has an insignificant amount of overhead expenses. Of the total funds that our Company has, 90% will be made up of funds raised from the crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 9 months. This is based on a current monthly burn rate of $9,734.87 for expenses related to salaries and inventory.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 8 years. This is based on a current monthly burn rate of $9,734.87 for expenses related to salaries and inventory.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

FGR is contemplating future capital raises to bring exciting new products to market. FGR has aquired an SBA Disaster Loan modification approximately in the amount of $54,100.

Indebtedness

- **Creditor:** PPP Loan (Small Business Administration)
  Amount Owed: $7,707.00
  Interest Rate: 1.0%
  Maturity Date: May 14, 2022

- **Creditor:** SBA Disaster Loan (Small Business Administration)
  Amount Owed: $75,100.00
  Interest Rate: 3.75%

Maturity Date: June 01, 2050

Related Party Transactions

Valuation

Pre-Money Valuation: $35,000,000.00

Valuation Details:

FutureGen Technologies Inc. set its pre-money valuation of $35 million based on an analysis of multiple factors, including its intellectual property portfolio, product offering, brand recognition, market size, revenues, business model, the experience of the management team,

To date, FutureGen's intellectual property (assigned to Michael Letsky) consists of:

1. Patent No. 8,428,776, issued April 23, 2013, “METHOD FOR ESTABLISHING A DESIRED AREA OF CONFINEMENT FOR AN AUTONOMOUS ROBOT AND AUTONOMOUS ROBOT IMPLEMENTING A CONTROL SYSTEM FOR EXECUTING THE SAME”

2. Patent No. 8,706,297, issued April 22, 2014, “METHOD FOR ESTABLISHING A DESIRED AREA OF CONFINEMENT FOR AN AUTONOMOUS ROBOT AND AUTONOMOUS ROBOT IMPLEMENTING A CONTROL SYSTEM FOR EXECUTING THE SAME”

3. Patent No. 10,113,280, issued October 30, 2018, “AUTONOMOUS ROBOT APPARATUS AND METHOD FOR CONTROLLING THE SAME”

4. Patent No. 10,485,164, issued November 26, 2019, “SYSTEM AND METHOD FOR CONTROLLING AND MONITORING OPERATION OF AN AUTONOMOUS ROBOT”

5. Patent Application No. 16/600,132, filed October 11, 2019, “FLOOR CLEANING ROBOT AND DOCKING STATION THEREFORE”

6. Patent Application No. 16/660,204, filed October 22, 2019, “SYSTEM AND METHOD FOR CONTROLLING AND MONITORING OPERATION OF AN AUTONOMOUS ROBOT”

FutureGen's patents cover multiple products including a SmartMow, a robotic lawnmower, which is already being sold on the market, SmartMow (Elite version), which the company will begin shipping in September 2021, and Floor Bot, which the company expects to start shipping in 2022. The company also has an active contract with a major airline for passive equipment tracking with its AI software.

FutureGen operates in the following markets:

The landscape services industry has a market size of $105.1 billion in 2021. The industry employs more than 1 million people and represents 604,163 landscaping service businesses, an increase of 4.9% from 2020. (Source: National Association of Landscape Professionals)

The global robotic lawn mower market is estimated to be $769 million in 2021 and is expected to reach $1.42 billion by 2026, growing at a CAGR of 13.1%. (Source: Research and Markets)

The global industrial and commercial floor scrubbers market size was valued at USD 3.66 billion in 2019 and is expected to grow at a compound annual growth rate (CAGR) of 5.1% from 2020 to 2027. (Source: Grand View Research)

The pre-money valuation has been calculated on a fully diluted basis. The Company set its valuation internally, without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Marketing*
  96.5%
  Market the SmartMow product line to sell more units.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Research & Development*
  20.0%
  Complete the FGR Floorbot development and get it to manufacturing.
- *Marketing*
  35.5%
  Expand marketing effort to promote sales across product lines.
- *Inventory*
  10.0%
  Build inventory to streamline the purchase process.
- *Company Employment*
  10.0%
  Add staff to accelerate sales, marketing, and product development.

- *Operations*
  5.0%
  Add financial systems to ensure KPI capture and optimize business processes.

- *Working Capital*
  16.0%
  Build inventory across product lines to expedite the sales process.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://futuregenrobotics.com (https://futuregenrobotics.com/investors/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/futuregen-robotics

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR FutureGen Technologies Inc.

[See attached]

FUTUREGENROBOTICS LLC

(a Florida limited liability company)

Unaudited Financial Statements

For the calendar years ended December 31, 2020 and 2019

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

June 28, 2021

To: Board of Directors, FUTUREGENROBOTICS LLC

Re: 2020-2019 Financial Statement Review

We have reviewed the accompanying financial statements of FUTUREGENROBOTICS LLC (the "Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, changes in stockholders' equity/deficit and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate there is substantial doubt as to whether the Company may continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

FUTUREGENROBOTICS LLC
BALANCE SHEET
As of December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

ASSETS		**2020**		**2019**
Current Assets				
Cash and cash equivalents	$	12,027	$	2,600
Total current assets		12,027		2,600
Total Assets	$	12,027	$	2,600
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities				
PPP loan payable	$	7,707	$	0
Total Current Liabilities		7,707		0
Total Liabilities		7,707		0
MEMBERS' EQUITY				
Total Members' Deficit		4,320		2,600
Total Liabilities and Members' Deficit	$	12,027	$	2,600

FUTUREGENROBOTICS LLC
STATEMENT OF OPERATIONS
For Years Ending December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2020	2019
Revenues, net	$ 0	$ 48,360
Cost of revenues	454	9,353
Gross profit	(454)	39,007
Operating expenses		
Product development	10,736	7,811
Other general and administrative	34,937	17,935
Total operating expenses	45,673	25,746
Net Operating Income (Loss)	(46,127)	13,261
Tax (provision) benefit	–	–
Net Income (Loss)	$ (46,127)	$ 13,261

FUTUREGENROBOTICS LLC
STATEMENT OF CHANGES TO MEMBERS' EQUITY
For Years Ending December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	Members' Capital
Balance as of January 1, 2019	**$ (10,661)**
Net Income (Loss)	13,261
Balance as of December 31, 2019	**$ 2,600**
Capital contributions, less distributions	47,847
Net Income (Loss)	(46,127)
Balance as of December 31, 2020	**$ 4,320**

FUTUREGENROBOTICS LLC
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2020	2019
Operating Activities		
Net Income (Loss)	$ (46,127)	$ 13,261
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Changes in operating asset and liabilities:		
None	0	0
Net cash used in operating activities	(46,127)	13,261
Investing Activities		
Purchase of fixed assets	0	0
Net cash used in operating activities	0	0
Financing Activities		
Proceeds from PPP loan	7,707	0
Capital contributions, less distributions to members	47,847	0
Net change in cash from financing activities	55,554	0
Net change in cash and cash equivalents	9,427	13,261
Cash and cash equivalents at beginning of period	2,600	(10,661)
Cash and cash equivalents at end of period	$ 12,027	$ 2,600

FUTUREGENROBOTICS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
See Accountant's Review Report
AS OF DECEMBER 31, 2020 and 2019
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

FUTUREGENROBOTICS LLC (which may be referred to as the "Company", "we," "us," or "our") is a limited liability company formed under the laws of Florida on October 23, 2017. The Company develops mobile robots, provides engineering services, and provides asset tracking
.
Since inception, the Company has relied on capital from founders and revenue from product sales to fund its operations. As of December 31, 2020, the Company had negative members' capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial doubt about the Company's ability to continue as a going concern (see Note 3). The Company intends to fund its operations with funding from the crowdfunding campaign (see Note 9) and the receipt of funds from continuing revenue producing activities. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000 At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $12,027 and $2,600 of cash on hand, respectively.

Fixed Assets
Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2020 and 2019, the Company had no net fixed assets, respectively.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax

reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition
The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company earns revenues through the sale of its developed products and the provision of some consulting services.

Accounts Receivable
The allowance for uncollectible accounts is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the receivables in light of historical experience, the nature and type of account, adverse situations that may affect the payor's ability to repay and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. Accounts are deemed to be past due upon invoice due date.

Receivables deemed uncollectible are charged off against the allowance when management believes the assessment of the above factors will likely result in the inability to collect the past due accounts. The Company's standard terms and conditions with commercial accounts generally requires payment within 30 days of the invoice date, however, timing of payment of specific customers may be separately negotiated.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2017. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and grow profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – DEBT

The Company procured $7,707 of funding under the CARES Act of 2020 in Paycheck Protection Program loans ("PPP Loans") backed by the US Small Business Administration (the "SBA"). The PPP Loans are forgivable if the Company uses the funds in accordance with the SBA's regulations. The Company expects to meet those requirements and have the loan forgiven.

NOTE 5 – INCOME TAX PROVISION

The Company has filed or will timely file its corporate income tax return for the period ended December 31, 2020 and 2019. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from inception through December 31, 2020 and carries a federal net operating loss that can be used to offset future corporate taxable income (to extent allowed by law).

The Company has, as of December 31, 2020 and 2019 been treated as an partnership for federal income tax purposes. As such, the items of income, deduction and credit is passed along to the members and is not taxable to the Company.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation
The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows. The Company is not currently aware that it is subject to litigation.

NOTE 7 – EQUITY

The Company is a limited liability company and has only two members as of December 31, 2020 and 2019, respectively. Each member has 50 percent of the Company.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company is not aware of any related-party transactions outside the normal scope of business.

NOTE 9 – SUBSEQUENT EVENTS

Crowdfunded Offering
In 2021, the Company intends to offer securities in a securities offering expected to be exempt from registration under Regulation CF. The offering campaign will be made through StartEngine, a FINRA approved Regulation CF funding portal.

COVID-19 Related Actions
On March 10, 2020, the World Health Organization declared the coronavirus outbreak ("COVID19") to be a pandemic. The outbreak is negatively impacting businesses across a range of industries. The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on the Company's customers, employees and vendors, all of which are uncertain and cannot be predicted. Therefore, the extent to which COVID-19 may impact the Company's financial condition or results of operations in the future is uncertain.

Management's Evaluation
Management has evaluated subsequent events through June 28, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

FutureGen Robotics

Welcome to the next generation of robotics

$0.00 raised

0 Investors	$35M Valuation
$5.00 Price per Share	$250.00 Min. Investment
	Equity Offering Type
$1.07M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Website · Boca Raton, FL · TECHNOLOGY

FutureGenRobotics develops mobile robots and AI solutions to simplify and automate some of the most labor-intensive tasks.

Reasons to Invest

- The landscape services industry has a market size of $105.1 billion in 2021, while the global industrial and commercial floor scrubbers market size was valued at $3.66 billion in 2019 and is expected to grow at a compound annual growth rate (CAGR) of 5.1% from 2020 to 2027.
- In 2017, FutureGen put 8 units into the field for testing and beta, and the feedback from customers since then has been overwhelmingly positive.
- So far, the SmartMow is covered by three US patents, while the FGR Floorbot design is nearly complete, and is expected to be in production by Q1 of 2022.

Mobile robots for the next tech generation

**By investing in FutureGen Technologies Inc., you are investing in the parent company of FutureGen Robotics LLC, which is a wholly owned subsidiary and the operating entity of FutureGen Technologies Inc.*

Based out of Florida, FutureGenRobotics (FGR), LLC is a WOSB high technology engineering company that specializes in custom computer system designs. With 18+ years of industry experience, we are creating custom software to forecast, track, and report systems or product usage, as well as equipment and materials through various life cycles.

Mobile Robot Products

Welcome to the next tech generation.





We know your time matters

That's why FGR designs products to save you time & money.

Images of FloorBot. Product is in the pre-production phase and currently not available on the market.

Our expert engineers develop algorithms tailored to your industry's specific needs, and then program, implement, and train on the new software, helping to account for annual repairs, inventory demands, and more. FGR uses data sciences, computer vision, A.I., software publishing, and telecom management to produce full turnkey designs that can be used in any military agency or profitable business. We are your engineering specialists ready to serve you!

Engineering Services

Internet of Things (IoT) Engineering Services
FGR is your stop for help with sensors, devices, gateways & portals for your IoT solution.

Data Integration
Modbus, CANBus, PROFINET, Binary, LORA, MQTT, what ever your data format is & the protocol you need, FGR can make it for you!

Engineering Consulting
FGR is a high technology company, let our engineers help you with your IoT or automation project.

THE PROBLEM

Many people waste their precious time on arduous tasks that no longer require manual labor

Tasks such as cleaning the floor and mowing the lawn can be taxing and time-consuming. Many working Americans and business owners waste precious time on jobs that could be effectively performed by the latest cutting edge technology.

There is only 24 hours in the day

Yet we waste our precious time on household chores.



The grass keeps growing and somehow the floors are always dirty





Futuregen builds products to mow lawns, clean floors, transport cargo under water and even track equipment, both safely and efficiently. Founders Mike Letsky and Jeanne Letsky, MD, teamed up to create FutureGen, drawing from Mike's expertise in building mobile robotics and AI, as well as Jeanne's experience as a licensed physician.

THE SOLUTION

Innovative technology to achieve the most time-consuming tasks

At FutureGen, we create AI products like the SmartMow and the FGR Floorbot, designed to perform labor intensive tasks, so our customers don't have to. The SmartMow is our safest, easiest to use, no perimeter-wire-needed robot lawn mower, while the FGR Floorbot is a fully autonomous power scrubber that cleans and sanitizes. Our AI asset tracking lets customers know where their assets are and forecasts future demand.

AI Technology designed to perform labor intensive tasks

Because you have more important things to do with your time.





SmartMow Robot Lawn Mower

Save time & money with the safest & easiest to use robot lawn mower on the market. Our patented tech makes other robot lawn mowers obsolete.


FloorBot Floor Cleaning Robot
FloorBot is an industrial robot floor cleaner. It will clean better & save you time & money because once installed...cleaning the floor is effortless.

Images of FloorBot. Product is in the pre-production phase and currently not available on the market.

Fururegen's revenue comes from our engineering services, sales, and IOT solutions.

We sell our SmartMow build-to-order and have a contract with a major airline. We intend to use these funds to build inventory, bring new products to market, and expand marketing efforts.

THE MARKET

Futuregen's safer and more efficient products appeal to a fast-growing industry

The landscape services industry has a market of $105.1 billion in 2021, according to the IBIS World Landscaping Services Industry Report (Source). The Global Robotic Lawn Mower Market is estimated at $769 million in 2021 and expected to reach $1.42 billion by 2026, growing at a CAGR of 13.1% (Source).

The global industrial and commercial floor scrubbers market size was valued at $3.66 billion in 2019 and is expected to grow at a compound annual growth rate (CAGR) of 5.1% from 2020 to 2027 (Source). Global asset tracking is expected to reach $55.1B by 2026, growing at 17.1% CAGR (Source).


FutureGenRobotics is at the center of four massive markets
Global Robotic Lawn Mower Market 2021
$769M
Global Floor Scrubbers Market 2019
$3.66B
FGR
Landscape Services Industry 2021
$105.1B
Global Asset Tracking 2026
$55.1B

Unlike other products on the market, the SmartMow has a patented virtual boundary system, meaning no perimeter wire, beacons, or landmark installation required. Its patented InstaStop™ stops blades instantly when a person or animal is within 6 inches of a unit.


SmartMow vs Competition

- SmartMow's **patented virtual boundary system** means: no perimeter wire, beacons, or landmark installation required
- SmartMow's **patented InstaStop** stops blades instantly when a person or animal is within 6 inches of a unit
- SmartMow's **patented portal** provides data services to clients (i.e. unhealthy lawn spots)
- SmartMow's technology **scales** to every lawn size
- SmartMow's front-wheel-drive **handles terrain better**
- SmartMow **mows efficiently**; not randomly

OUR TRACTION

FutureGen has now obtained three patents, as well as positive feedback from many satisfied customers

In 2017, Futuregen put 8 units into the field for testing and beta. The feedback from our customers has been overwhelmingly positive, so we feel that our technology is ready to scale for mass production. So far, our SmartMow technology has been issued three US patents. Our FGR Floorbot design is almost complete, and we expect to be in production in Q1of 2022.

3 Patents Issued

For SmartMow technology



Futuregen was also awarded a contract with a major airline in 2019, for future Generations AI based asset tracking software and FAA compliance passive equipment tracking solution. Our next step is to sell as many more SmartMow units as possible, obtain as many AI equipment tracking customers, and obtain more government contract wins.



Awarded a contract with a major airline

WHY INVEST

We aim to become industry leaders and we have the cutting edge technology to make that vision a reality

At FutureGenRobotics, we come to work each day because we are passionate about solving the biggest problems in the most effective manner possible. Our five year vision is for SmartMow to become the dominant brand lawn mower in the world, and for FGR Floorbots to be the de facto floor scrubbers in small and medium-sized businesses around the globe. We envision that our asset tracking equipment will become an airline standard solution throughout the industry, and we believe strongly in our growth potential to make that happen.


FutureGenRobotics is designing cutting edge technology so you can live a more fulfilled life

With this raise, our aim is to build inventory and speed up our order fulfillment cycle, so that we can sell more SmartMows. Sales and marketing for SmartMow will also be increased, as we aim to sell 100 units per month within the next 12 months. With your help, we believe our company has what it takes to be major industry leaders in a multibillion dollar space!

Meet Our Team



Michael Letsky

CEO, CTO, CFO, President, Secretary, and Director

Mike Letsky is a visionary and game-changer. Mike has been awarded 5 issued US patents in robotics and is the inventor of the SmartMow technology. For the past 20 years, Mike has worked in Aerospace, IoT, Robotics, and Product Development.

Offering Summary

Company	FutureGen Technologies Inc.
Corporate Address	20423 State Rd 7 Ste F6, 356, Boca Raton, FL 33498
Offering Minimum	$10,000.00
Offering Maximum	$1,070,000.00
Minimum Investment Amount (per investor)	$250.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	2,000
Maximum Number of Shares Offered	214,000
Price per Share	$5.00
Pre-Money Valuation	$35,000,000.00

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives*

All investors get early access to new products, new product versions, and early access to product features. Additionally, from time to time, we may ask for investor input for business activities like new product names or helping decide on which new product to bring to market next.

Time-Based Perks:

Invest in the first week and receive 15% Bonus Shares

Invest in the next two weeks and receive 10% Bonus Shares

Invest in the following week to receive 5% Bonus Shares

Amount-Based Perks:

Invest $1,000 and receive 5% Bonus Shares

Invest $2,500 and receive 10% Bonus Shares

Invest $5,000 and receive 15% Bonus Shares

Invest $10,000 and receive 17% Bonus Shares

Invest $50,000 and receive 20% Bonus Shares

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

FutureGen Technologies Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5 / share, you will receive 10 additional shares, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Campaign Video (to be filmed)

While some industries have seen major improvements, innovation in the areas of home upkeep and asset tracking remains stagnant. FutureGen is working to change that, while making a safer and more efficient way to take care of our homes. Our products play in the $100B lawn care market, the asset tracking market expected to grow to $55.1B by 2026, and the $6.8B floor scrubbing industry with research backed, patented AI solutions.

FutureGen uses mobile robotics & AI to reduce manual labor, increase safety measures, and address deficiencies in home, commercial and government orders. Right now, we have two central products.

First, we've created SmartMow: a safer and easier-to-use robotic lawn mower. It's hands free for maximum efficiency, but more importantly, eliminates the risks associated with over 35,000 annual lawn mower-related injuries. SmartMow's patented InstaStop™ blades stop instantly when a person or animal is within 6 inches of a unit, and our patented virtual boundary system keeps the robot on your property.

We've also expanded our AI into tracking solutions.. From toiletries to towing, we answer the two biggest questions in product assessment: How much do we have now? And do we need more for the future? Most recently, we've responded to the aviation industry's $20B reported losses. We're partnering with a major airline who will be using our FAA-approved hardware and AI software to track equipment inventory, a task required before take off that currently causes countless flight delays.

Our next product, a robotic industrial floor cleaner is expected to be on the market in the next year.

We currently have a waitlist of eager customers for our products, and agreements with a major airline to deploy our technology. FutureGen is making our world safer and more efficient.

We hope you'll join our team as an early investor today.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.